TRANSGLOBE ENERGY CORPORATION
MID-QUARTER UPDATE FOR Q2 2015

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 23, 2015 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX:TGL) (NASDAQ:TGA) provides an update for the second quarter of 2015. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

•	Q2 production averaging ~15,000 Bopd to date (~9% above Q2 guidance).

•	Completed the sale of 544,752 barrels of entitlement oil to a third party buyer for net proceeds of $25.8 million.

•	Collected $43.5 mm year-to-date in outstanding receivables from EGPC.

•	Approved the Q2 quarterly dividend of $0.05/share (payable June 30, 2015).

•	Repurchased 2,134,001 common shares to June 19th under NCIB.
PRODUCTION
Production to date of approximately 15,000 Bopd during the 2nd quarter is approximately 9% ahead of guidance of 13,800 Bopd. The increase is primarily due to well performance and improved up time performance in both West Gharib and West Bakr. East Ghazalat is below plan due to well performance. Block S-1 in Yemen remains shut in due to continued political and security instability. Yemen Block S-1 production was not included in the 2015 plan.
Production is estimated to be in the 13,800 Bopd range for the 3rd quarter due to natural well declines and potential increased well servicing during the summer months.
Average daily production by project is summarized by month in the following table:

Average Daily Production (WI before royalties and taxes)	April	May	June (to date)
West Gharib (100%)	9,010	9,018	9,268
West Bakr (100%)	5,516	5,664	5,235
East Ghazalat (50% non op)	397	455	433
Total Egypt & Company	14,923	15,137	14,936
Yemen S-1	Shut in	Shut in	Shut in

OPERATIONS AND EXPLORATION
During the second quarter no wells were drilled. Work continued on several facility upgrade projects including the replacement central production facility at Hana/Hana West in West Gharib and water handling projects in West Bakr.

The Company completed the 400 square kilometer 3D seismic acquisition program on the western desert South Ghazalat concession in mid-June. This completes the large (1,400 Km² 3D and 330 Km 2D) 2014/15 seismic acquisition program over the four exploration concessions (Northwest Gharib, Southwest Gharib, Southeast Gharib and South Ghazalat) which were ratified in late 2013.
The eastern desert 3D seismic (1,000 Km²) has been processed and mapping/interpretation is underway. It is expected that the new South Ghazalat 3D will be processed and available for mapping by the fourth quarter. The Company expects to complete mapping by year-end and be ready to drill exploration wells in 2016.
OIL MARKETING
During the second quarter TransGlobe marketed and sold 544,752 barrels of Ras Gharib blend at a sales price of $48.41 per barrel, which equated to an $11.35 per barrel differential to Dated Brent. The sold barrels will be allocated first to West Bakr entitlement oil for the first half of the year, with the remaining sold barrels being allocated to West Gharib entitlement oil produced in the second quarter. Proceeds of $25.8 million (net of selling costs of $0.5 million) were collected in May. The Company is currently tendering two additional entitlement oil shipments for the second half of 2015. Based on forecasted production the Company expects to have between 255,000 and 260,000 barrels of crude oil in inventory at end of Q2.

Through the direct marketing process, the West Bakr entitlement oil for the first half of 2015 received $0.88/barrel less than West Gharib entitlement oil which is sold as Ras Gharib blend, due to oil quality adjustments. The $0.88/barrel reduction represented a discount of approximately 2% of the Ras Gharib blend pricing, versus a historical discount of approximately 12%.

2015 DEVELOPMENT CAPITAL BUDGET
As a result of the successful marketing of our Eastern Desert entitlement crude the Company is in the process of considering a modest increase to the 2015 development capital budget. The projects being considered for acceleration include the development of the discoveries at North West Gharib (“NWG”) and the drilling of development wells at the South K field in West Bakr. If the Company proceeds, the NWG development wells would add additional production by year end 2015, however, the South K wells would not be expected to add production until 2016.
NORMAL COURSE ISSUER BID
The Company may acquire up to 6,207,585 common shares under a Normal Course Issuer Bid (“NCIB”) that commenced on March 31, 2015. To date, the Company has repurchased over 2.1 million common shares.
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt. TransGlobe's common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe's convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.
Cautionary Statement to Investors
This news release may include certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe's forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company's management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to "resources" are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe's expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe's oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company's control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe's public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact: Investor Relations Steve Langmaid Telephone: 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com